Via Facsimile and U.S. Mail
Mail Stop 6010

February 6, 2007

Mr. Jack Chien
Chief Financial Officer
Med Gen, Inc.
7284 W. Palmetto Park Road
Suite 207
Boca Raton, FL 33434

Re: Med Gen, Inc.
**   Form 10-KSB for the fiscal year ended September 30, 2006**
**   File No. 000-29171**

Dear Mr. Chien:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended September 30. 2006

Item 8A: Controls and Procedures, page 14

1.   Please revise your disclosure to meet the requirements of Item 307 and Item 308(c) of Regulation S-B.   Your Item 307 disclosure does not state the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the

period covered by the report and does not refer to the correct Exchange Act Rules. Your Item 308(c) disclosure should disclose any change in your internal control over financial reporting that occurred during your fourth fiscal quarter.

<u>Exhibits 31.1 - Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002</u>

2. Please revise your certifications to be worded <u>exactly</u> as required by Item 601(b)(31) of Regulation S-B as last amended in June 2003 and effective August 2003. In this regard, please ensure you address the following items:

    a. Please remove the report description "quarterly" from all certifications except for the first paragraph where you should refer to the annual report on Form 10-KSB;
    b. Please identify yourself as a "small business issuer" throughout your certifications;
    c. Please refer to the correct Exchange Act Rules that define disclosure controls and procedures;
    d. Please refer to the "Evaluation Date" to be "the end of the period covered by this report;" and,
    e. When you refer to your most recent evaluation in paragraph five please refer to your most recent evaluation of internal control over financial reporting.

<u>Exhibits 32.1 - Certification of Chief Executive Officer and Chief Financial Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley</u>
<u>Act of 2002</u>

3. In the certifications you refer to the Annual Report of Med Gen, Inc. on Form 10-KSB for the period ended September 30, 2005. Please revise your certifications to refer to the correct Annual Report.

Please amend your Form 10-KSB for the year ended September 30, 2006 and respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response .You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant